Mail Stop 6010

September 21, 2007

Chris Mak, Chief Financial Officer
Cardima Inc.
47266 Benicia Street
Freemont, California 94538

Via U S Mail and FAX [(510) 657-4476]

>   **Re: Cardima Inc.**
>   **Form 8-K for Item 4.02(a)**
>   **Filed September 20, 2007**
>   **File No. 0-22419**

Dear Mr. Mak:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call the applicable staff person at the telephone number listed at the
end of this letter.

<u>Form 8-K Filed September 20, 2007</u>

1. Please amend your report to include disclosure of the date of the conclusion regarding the non-reliance. Also include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

2. We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please clarify how and when you intend to file restated financial statements, and the periods to be restated in those filings. We may have further comment after you file the restated financial statements.

    Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

                                         Sincerely,

                                         Jeanne Bennett
                                         Staff Accountant